EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Registration Statement of NII Holdings, Inc. on Form S-1 of our report dated March 19, 2002 (December 16, 2002 as to paragraphs 43, 44 and 45 of note 1 and note 16), (which report expresses an unqualified opinion and includes explanatory paragraphs referring to conditions that raise substantial doubt about NII Holdings, Inc.’s ability to continue as a going concern, the adoption of Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” in 2000 and NII Holdings, Inc.’s reorganization under Chapter 11 of the United States Bankruptcy Code), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Summary Consolidated Financial Information,” “Selected Consolidated Historical Financial Information” and “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP
McLean, Virginia
December 16, 2002